EXHIBIT 21

SUBSIDIARIES

Set forth below is a list of all active subsidiaries of the Registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which subsidiaries do business.

Name	Jurisdiction of Incorporation

USANA Canada Co.	Canada

USANA Australia Pty, Ltd.	Australia

USANA New Zealand Limited	New Zealand

USANA Trading Company, Inc.	Barbados

USANA Hong Kong Limited	Hong Kong

USANA Health Sciences Japan, Inc.	United States, with a branch registered in Japan

Each subsidiary listed above is doing business under its corporate name.